Form C

Cover Page

Name of issuer:

Called Higher Studios, Inc.

Legal status of issuer:

> Form: Corporation
>
> Jurisdiction of Incorporation/Organization: DE
>
> Date of organization: 6/4/2019

Physical address of issuer:

231 Public Square
Suite 300 PMB 41
Franklin TN 37064

Website of issuer:

http://www.calledhigherstudios.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Revenue Participation Agreement

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Revenue Participation Agreement provides the investor an interest in the revenue participation rights to be paid from the production budget of the film; not to exceed 120% of the investors purchase price.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$250,000.00

Deadline to reach the target offering amount:

4/29/2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$622,313.00	$2,582,779.00
Cash & Cash Equivalents:	$188,704.00	$453,205.00
Accounts Receivable:	$0.00	$3,300.00
Short-term Debt:	$37,046.00	$2,107,179.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$2,115,064.00	$48,904.00
Cost of Goods Sold:	$2,069,034.00	$48,150.00

| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($277,513.00) | ($514,564.00) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Called Higher Studios, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to

engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Jason Brown	CEO	Called Higher Studio	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jason Brown	Director	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jason Brown	1700000.0 200,000 Class B 10x Voting Common Stock + 1,500,000 Class A Common Stock (via 75% managing interest in Global Development Alpha, LLC)	61.5

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the

voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Uncertain Risk
> An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Revenue Participation Rights, such as the ones offered in this offering, should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the

Company should consider all of the information provided to such potential investor regarding the Company and the Revenue Participation Rights as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections for the Company or the Film. There can be no assurance that the Company will be able to find sufficient demand for our product, or that we will be able to raise the Production Budget of the Film or pay the holders of the Revenue Participation Rights back.

Any valuation at this stage is difficult to assess
The valuation for the Company was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Revenue Participation Rights purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. The Revenue Participation Agreement could also limit your ability to transfer and assign the security.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. There is a risk that we may never get the Film set up or get the Production Budget to Film the movie.

Very Young Company
Called Higher Studios was incorporated in June 2019. It is a relatively brand new company, with very minimal history upon which an evaluation of its past performance and future prospects can be made. Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. Called Higher Studios incorporated June 2019, we have not yet generated significant revenues to become profitable. Our failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to execute our business plan.

We depend on a small management team.

Our success will greatly depend on the skills, connections and experiences of our founders, Jason Brown and Ashley Greyson. We are also dependent on outside labor and vendors for projects. Should any of them discontinue working for or with Called Higher Studios there is no assurance that

for or with Called Higher Studios there is no assurance that Called Higher Studios will be able to continue. We will also need to source future projects and hire additional creative talent and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire, and retain the right people for the various key positions. Our success depends, in large part, upon our ability to recruit and retain key people and we can guarantee that we will be able to continue to identify, recruit and retain these people. Additionally some writers, performers, or key people from time to time can stop working for us for any number of reasons, and we cannot guarantee that we will be able to retain our current people either during the terms of their contracts or when their contracts expire.

Our founders control the company.
Jason Brown is currently our controlling shareholder. As the majority holder of Class B Voting Common Stock, which gives 10 (ten) votes per share that it holds, as opposed to 1 vote per share to Class A Voting Common Stock like you, Jason will continue to hold a majority of the voting power of all our equity stock at the conclusion of this offering, and therefore control the board. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. Jason Browns voting power through his ownership of Class B Voting Common Stock could discourage or preclude others from initiating potential mergers, takeovers or other change of control transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Called Higher Studios, having extra checks and balances to prevent fraud and produce reliable financial reports.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of

this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We plan to raise significantly more money and future fundraising rounds could result in a "cram down" for the company
Our goal is to aggregate a very large number of investors in Called Higher Studios, which will likely require many more rounds of fundraising. We may also need to raise additional funds to finance our operations or fund our business plan. Even if we manage to raise subsequent financing or borrowing rounds, the terms of those rounds might be more favorable to new investors or creditors. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders.

Product or Service Risks
We may never have an operational product or service
It is possible that we may never produce or create the Film, our product, or if we do, the product may never be distributed. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

What we are doing has rarely been done before.
We are one of the first companies to attempt this business model in the faith based and Christian genre. To our knowledge, only one other fan owned movie studio exists to date. Because of this, it is numerical to say that this has not been done with any scale or significance in the market place by multiple companies. It is our hypothesis that aggregating fans and investors, by allowing them to be invested in our company or the Film, will give us a competitive advantage in the market place, but our hypothesis could be wrong. There is no assurance that we will be able to derive any benefits from being fan-owned and it actually could work against us and provide negative benefits. Even if our concept is proven to give us a competitive advantage, other companies with more resources than we have may copy our idea causing us to lose this competitive advantage.

Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be produced or successful in the market.
Our success will depend on the popularity of our entertainment projects. Viewer tastes, trends, and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in

predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may also invest in projects that end up losing money. Even if one of our projects is successful, we may lose money in others.

Entertainment projects can be risky and often budgets run over and timelines get delayed

The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie. There is often budget over-run and often timelines and schedule get delayed or extended due to unexpected errors or issues. Even with adequate funding, the project may fail to gain traction with viewers.

You may not like our project for the Anne Beiler Film or any of our other projects.

It is our intentions and plans to develop a diverse slate of projects in the entertainment industry including feature films, television shows, live events, social media content and other transmedia content, experiences, and events. Final decisions on projects are made by the Called Higher Studio's management team and we may elect or choose projects that you do not like, don't believe in or even ones that you object to. We may also enter into areas or businesses that you may object to, such as YouTube or other business opportunities that management feels is in the best interest of the company.

Even if one of our projects is successful; it is likely to take a very long time for us to realize any revenue or profits

Even if we are involved in a financially successful project, the process of making money and realizing profits in entertainment industry is slow. The time span from the moment the project starts to its completion, release and recognition of revenue is substantial and is typically measured in years. Even when we realize a profit and are financially able to declare dividends on our shares, we may or may not do so. This is a general risk of our industry, your Revenue Participation Rights are scheduled to be paid from the budget of the film, so this should not affect you as your return should be paid back before we monetize the film.

Our business relies heavily on third parties for production and monetization of entertainment content.

Our success in developing, producing and monetizing content relies heavily on third party creators and producers such as studios, development, production, and distribution companies, television networks, etc. These companies may give more time and attention to other entertainment companies or other projects which are better funded or better known or which have a longer operational history than us. There is no assurance that we will be able to find partners to jointly develop projects or help support projects financially and even if we do, there is no guarantee that our partners will put forth all the resources required to help make our projects successful. In the future, it is our plans to hire additional employees and add well-known advisors to our company; any

number of those employees or advisors may change their minds and terminate their relationships with the company.

COVID-19

Covid 19, has also negatively impacted our industry through the uncertainty around future business operations, cancelled industry events, lack of ability to physically gather, delayed film projects, increased production costs, the overall disruption of the supply and demand side of our products, as well as the financial conditions of other companies and their ability to license or purchase our products. These are just a few of the major current concerns in our industry, all of which have made it more difficult for us to predict and operate towards success in this challenging environment. If Covid 19 infections, new variants, or an all together new pandemic returns, that could negatively impact our company and operations causing you to lose your entire investment.

Security Rights Risks

Minority Holder; Securities have no Voting Rights
The Revenue Participation Rights that an investor is buying has no voting rights attached to them with regards to the company, only those rights outlined in Section 11 of the Revenue Participation Agreement with regards to consent to modify the agreement. You are trusting in management discretion in making business decisions that will potentially help to provide a repayment to the investors of the Revenue Participation Rights. Furthermore, in the event of a liquidation of our company, your repayment is limited to only the security of the individual project, the Anne Beiler Story.

You are trusting that management will make the best decision for the company and the Film.
You are trusting in management discretion.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans with regards to the Film

We face significant market competition

We compete with larger, established companies who currently have content products such as films, television shows, and other content in the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated consistent profits long term.

Called Higher Studios, Inc was formed on June 4, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include

likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Called Higher Studios, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or be able to set the Film tied to the Revenue Participation Rights up with a fully financed production budget. This could affect our ability to get the Film financed and made, thereby it is a risk to you that we cannot secure the financing budget to pay back the holders of the Revenue Participation Rights.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and limited revenue history. If you are investing in this Film, it's because you think that Called Higher Studios, Inc and the Anne Beiler Film is a good idea, that the team will be able to successfully get the production budget funded for production, create the content, our product, market and sell the product or service, that we can price and produce them right and sell them to enough people or companies, so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Trademarks and Patents Risks

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of

enforcement, your investment in the Company could be significantly and adversely affected.

Deferred Revenue vs Gross Revenues

For the presale of films or other media projects, proceeds are sometimes received but are not counted as gross revenues until the asset is delivered. It is important to distinguish between deferred revenues, which are revenues that have been received and are sitting to the books of the company, and gross revenues, which are revenues that have been recognized once the product, such as a film, has been delivered. There is a risk that deferred revenues can be reversed should the film or product not be delivered.

Miscellaneous Risks
The price has been arbitrarily set by Called Higher Studios. Called Higher Studios sets the price and terms of its Revenue Participation Rights. Valuations for companies at our early state of development are purely speculative. We have not generated any significant revenue, nor do we have long term deals in place yet to do so. Our valuation has not been validated by any independent third party, and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

Equity crowdfunding is relatively new.

Called Higher Studios existing funding and future fundraising plans are reliant on equity crowdfunding and provisions of the JOBS Act, which have been in effect for a short period of time. Secondary markets do not exist yet, and may not exist for some time, or ever, which hampers the ability for investors to sell their shares. The laws are complex, and interpretation by governing bodies doesn't exist in some cases and may change over time in others. Changes to the laws or interpretations of the laws could impact Called Higher Studios' ability to raise money as well as your ability to trade or sell your shares.

Cryptocurreny, NFT's and the ICO wave could muddy the market.

Called Higher Studios has focused its fundraising efforts purely on the new provisions enabled by the JOBS Act. We feel this is a conservative approach given some of the volatility and uncertainty with ICOs and Tokens, but it could turn out to be overly conservative and result in Called Higher Studios missing out on a large wave of investment and/or being passed up by a competitor riding the ICO or Token wave.

Competitors could overtake our momentum.

As the marketplace becomes more intelligent about the JOBS Act and how an entertainment company could benefit from an equity crowdfunded financing round, competitors could launch their own equity crowdfunding campaigns and overtake our momentum.

The entertainment market in which we operate is intensely competitive, rapidly changing and increasingly fragmented, and we may not be able to compete effectively, especially against competitors with greater financial resources or marketplace presence, which could adversely affect our

operating results

We face competition for our audiences from professional companies and other large, well-financed studios and content creators. We also compete with streaming services, live events, leisure activities, and any other event that a viewer may choose to attend or watch instead of our programming or content. This market is rapidly changing and increasingly fragmented. Many of the companies with whom we compete have substantially greater financial resources than we do, such as Angel Studios, Affirm Films, PureFlix, and others. Our competitors may engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive projects or offers to existing and potential customers and employees. Our failure to compete effectively could result in a significant loss of project support, viewership, ticket or box office sales, merchandise sales, any of which could adversely affect our operating results

If we are unable to build and maintain our brand of entertainment, our operating results may be adversely affected. We are at the mercy of public perception.

Christian, Faith Based, and Family content has an intense core fan base, but it is not as large as the general market. The lack of awareness of our brand, among fans who have a large number of entertainment choices, may adversely affect our operating results. We must build and maintain a strong brand identity to attract and retain a broad fan base. The creation, marketing, and distribution of live events, films, tv programs, digital and other forms of content that we may produce that our fans value and enjoy is at the core of our business and is critical to our ability to generate revenues. Also important are effective consumer communications, such as marketing, customer service, and public relations. The role of social media by fans and by us is an increasingly important factor in our brand perception. If our efforts to create compelling services and goods and/or otherwise promote and maintain our brand, services and merchandise are not successful, our ability to attract and retain fans may be adversely affected. Such a result would likely lead to a decline in attendance, viewership, and other forms of content consumption for our projects. It could also lead to a decline in merchandise sales and any future film or television deals, which would also adversely affect our operating results. Film and Television production is created to evoke a passionate response from fans. This includes creating personas and characters that generate strong reactions, whether positive or negative. These personas do not necessarily represent the personal opinions of the Company, the actors, the writers, directors, or other people working on the projects. We may be associated with performers, actors, writers, and other industry professionals who are subject to changing public perceptions. The public perception of those people or the created personas depends on the social and political climate of the day, of which we have no control over, and personas that have previously been objects of derision may take on social significance that was never intended. Social media enables perceptions to spread quickly, whether accurate or not. This could impact our reputation and, depending on the severity, could adversely affect our revenues and our operating results.

We could incur substantial liability in the event of accidents or injuries occurring during our events or the production of our original content.

We will hold numerous events each year and plan to produce original content. These activities expose our company and our employees, actors, and others who are involved in the production of these projects to the risk of travel, work, and performance-related accidents, the consequences of which are not fully covered by insurance. The physical nature of creating productions and events exposes the previously mentioned people to the risk of serious injury or death. Although we self-insure medical costs for our productions and events and our employees, actors, and some others that work on our projects for injuries that they incur while performing or working on our projects and we also self insure a substantial portion of any other liability that we could incur relating to such injuries, liability to us resulting from any death or serious injury sustained by one of our employees, actors, or others while working on our projects or events, to the extent not covered by our insurance, could adversely affect our business, financial condition and operating results.

Costs associated with, and our ability to obtain, adequate insurance could adversely affect our profitability and financial condition.
We currently attempt to secure insurance programs to address our various risks with terms, conditions, and costs that are appropriate for our business. However, heightened concerns and challenges regarding property, casualty, liability, business interruption, and other insurance coverage have resulted from terrorist and related security incidents along with varying weather-related conditions and incidents. As a result, we may experience increased difficulty obtaining high policy limits of coverage at a reasonable cost, including coverage for acts of terrorism, cyber attacks, weather-related damage and other perils associated with our operations.

Other Interests

Our board members and founders have other interests in companies, some that may be similar in nature. You may not like or agree with certain structures, inter company relationships, or partnerships.

We could have a very large shareholder base in the future, which will likely continue to grow over time.

It is Called Higher Studio's plans to acquire and have many shareholders. It is uncommon for a start-up company with limited resources and a small staff to attempt to do this or to have many investors. Our stated goal is to grow the shareholder base through multiple rounds of fundraising. Despite best efforts, it is possible that unexpected risks and expenses of managing this large shareholder base could divert management's attention and cause Called Higher Studios to fail.

There is no current market for Called Higher Studio's shares or the Revenue Participation Rights.
There is no formal marketplace for the resale of our securities. Shares of our Class A Voting Common Stock may be traded to the extent any demand and/or trading platform(s) exists. However, there is no guarantee there will be demand for the shares, or a trading platform that allows you to sell them. We do not have plans to apply for or otherwise seek trading or quotation of our Class A Voting Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge

they may not be able to liquidate their investment or pledge their shares as collateral for some time.

Our business model is dependent upon Regulation CF

Our business model is built around the idea that a company with many investors and fans will have a strategic advantage in the marketplace. For this reason, our company is dependent upon the Regulation Crowdfund raise and any adverse ability to execute a successful raise could adversely affect the company's ability to succeed.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that WeFunder instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right

We may not be able to protect all our intellectual property. We may be subject to claims against us for violation of third party intellectual property rights.

Our profitability may depend in part on our ability to effectively protect our intellectual property, including our trademark and logo, original entertainment content in our projects, and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties may become time-consuming and expensive. Any litigation for both protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation. While we generally own the intellectual property in our content, we may be subject to third parties alleging that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, develop non-infringing technology or otherwise alter our business practices in a timely manner in response to claims against us for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. As a result of this type of dispute, we could also be required to develop non-infringing technology, make royalty or damage payments, enter into licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve claims, any of which could be costly or unavailable on acceptable terms.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As a business with an internet presence, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service to Called Higher Studios, Inc, its assets, or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using or partnering with Called Higher Studios. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Called Higher Studios could harm our reputation and materially negatively impact our financial condition and business.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including writing, producing, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. It is also possible that some of these third parties, such as social media companies like Facebook, YouTube, and Google will change their processes, algorithms, policies, fact checking procedures, or may negatively suppress companies like ours who are faith based or have faith messages which could negatively impact our company and financial results.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those

factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If we raise the Target Offering Amount, we plan to use these proceeds as follows:

Platform Fees, 6.5% of funds (approximately)

Working Capital for the Film, 70% of funds. We will use these funds for the development of the film, these costs could include hiring a screenwriter or screenwriters to create the script for the Film, attaching actors or actresses for the Film, and other film development related costs.

Project Development Costs - Overhead, 23.5% of funds

We will use these funds for general overhead related to the project such as consulting fees, employee payments, legal, etc. These are examples but not limited to the above.

If we raise: **$250,000**

Use of Proceeds: If we raise the Max Offering Amount, we plan to use these proceeds as follows:

Platform Fees, 6.5% of funds (approximately)Working Capital for the Film, 60% of funds. We will use these funds for the development of the film, these costs could include hiring a screenwriter or screenwriters to create the script for the Film, attaching actors or actresses for the Film, and other film development related costs. Project Development Costs - Overhead, 33.5% of funds

We will use these funds for general overhead related to the project such as consulting fees, employee payments, legal, etc. These are examples but not limited to the above. By achieving our max goal, we can hire better writers, we can get more passes or

drafts of the script done, we can attach better actors to the project, we can hire an agency to package the film.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

Closing; Original Deadline. Unless we meet the target offering

amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for

the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Revenue Participation Agreement

See exact security attached as Appendix B, Investor Contracts

The Revenue Participation Agreement provides the investor an interest in the revenue participation rights, **up to 120% of the investors purchase price,** to be paid from the revenues or the production budget of the film.

"Revenue Participation Rights" means the Investors right to receive payment from the Issuer, in an amount not to exceed one hundred and twenty percent (120%) of the Investors Purchase Price, from the Revenues or the Production Budget of the Film, whichever comes first. For clarity, Investor shall only receive up to 120% of the Investors Purchase Price from either the Production Budget of the Film or the Revenues of the Film, but not both. If the Investor is paid back from the Production Budget of the Film, then Investor shall have no interest in the Revenue of the Film once the 120% repayment has been satisfied. If the film is pre-sold and revenue is received prior to filming, then Investor shall be paid back prior to filming and shall have no interest in the Production Budget of the Film once the 120% repayment has been satisfied.

The campaign minimum is $50,000 and the campaign maximum is $250,000.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

This Revenue Participation Agreement may not be modified or amended except pursuant to a written instrument signed by the Issuer with a Majority Consent of the Investors. For purposes of this Revenue Participation Agreement, "Majority Consent of the Investors" means the affirmative vote of Investors holding, in the aggregate, in excess of 50% of the sum of the Purchase Price of all Investors paid to the Issuer pursuant to this Revenue Participation Agreement (the "Total Offering Amount"); provided, however, that any Investor that does not respond within 15 days of receipt of a written request for an Investor vote shall be deemed to have forfeited such Investor's right to vote on such action and the Total Offering Amount held by such Investor shall be ignored for purposes of determining the existence of a Majority Consent of the Investors. Except as expressly provided herein, this Revenue Participation Agreement, together with the Revenue Participation Rights, represents the entire agreement between the Investors and the Issuer regarding the subject matter hereof and supersedes all prior or contemporaneous communications, promises, and proposals, written or electronic, between them.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B	250000000	200000	Yes ⌄
Class A	250000000	3689011	Yes ⌄
Preferred	5000000	0	No ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Class A:
Class A Voting Common Stock Voting rights: The rights of the holders of the shares of Class A Voting Common Stock shall be entitled to one (1) vote for each share on all matters submitted to a vote of the shareholders.
(a) The rights of the holders of the shares of Class A Voting Common Stock and Class B Voting Common Stock are identical, except that the holders of Class A Voting Common Stock shall be entitled to one (1) vote for each share on all matters submitted to a vote of the shareholders. Holders of Class A Voting Common Stock at all times shall vote together with the holders of Class B Voting Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation.
(b) Dividends. Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, the Board may, in its discretion, out of funds legally available for the payment of dividends and at such times and in such manner as determined by the Board, declare and pay dividends on the Common Stock.
(c) Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and payment or setting aside for payment of any preferential amount due to the holders of any other class or series of stock, the holders of the Common Stock shall be entitled to receive ratably any or all assets remaining to be paid or distributed.

Class B:
Class B Voting Common Stock Voting rights: The rights of the holders of the shares of Class B Voting Common Stock shall be entitled to ten (10) votes for each share on all matters submitted to a vote of the shareholders.

(a) The rights of the holders of the shares of Class A Voting Common Stock and Class B Voting Common Stock are identical, except that the holders of Class A Voting Common Stock shall be entitled to one (1) vote for each share on all matters submitted to a vote of the shareholders. Holders of Class A Voting Common Stock at all times shall vote together with the holders of Class B Voting Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation. Each holder of Class B Voting Common

the Corporation. Each holder of Class B Voting Common Stock shall be entitled to ten (10) votes for each share on all matters submitted to a vote of the shareholders. Holders of Class B Voting Common Stock at all times shall vote together with the holders of Class A Voting Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation.

(b) Dividends. Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, the Board may, in its discretion, out of funds legally available for the payment of dividends and at such times and in such manner as determined by the Board, declare and pay dividends on the Common Stock.

(c) Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and payment or setting aside for payment of any preferential amount due to the holders of any other class or series of stock, the holders of the Common Stock shall be entitled to receive ratably any or all assets remaining to be paid or distributed.

(d) Restrictions. No holder of Called Higher Studios Class B Voting Common Stock may sell, transfer, assign, pledge or otherwise dispose of or encumber any Class B Voting Common Stock without Called Higher Studio's prior written consent. Called Higher Studios may withhold consent for any legitimate corporate purpose.

Preferred Stock:
The Preferred Stock has no voting rights. Preferred Stock has liquidation preferences in the case of a liquidation of the Company under the terms of the articles of incorporation and may be assigned additional rights and privileges.
The Preferred Stock may be issued from time to time in one or more series. The Board is authorized to designate the rights, preferences, privileges, and restrictions of any such series at a future date.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the other agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering) that could have an adverse affect on setting up the film referred to in the Revenue Participation Agreement

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor.

The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its board of directors, and the Investor will have no independent right to name or remove an officer or member of the board of directors of the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of

interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
6/2021	Regulation A+	Common stock	$812,551	General operations
4/2023	Regulation Crowdfunding	Priced Round	$552,827	General operations
9/2023	Regulation Crowdfunding	Common stock	$562,374	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Pencilish Animation Studios Inc
Transaction type	Other
Issue date	11/22/20
Relationship	Common Shareholders

During 2020, the Company loaned $30,000 to a related party at a fixed interest rate of 6% per year and a maturity date of October 31, 2021. Total interest income of $300 was recognized for the year ended December 31, 2020 and remained outstanding as of December 31, 2020. This note was fully repaid during 2021

Name	Aroluxe Parent Co LLC
Transaction type	Other
Issue date	08/31/21
Relationship	Common Shareholders

During 2021 Camp Hideout LLC entered into

During 2021 Camp Hideout, LLC entered into a production management agreement with an entity where the majority owner is also a majority stockholder in the Company. The full amount of the payment for the production management fee was $105,600 and was paid and fully expensed in October 2021.

Name	Aroluxe Parent Co LLC
Transaction type	Other
Issue date	08/31/21
Relationship	Common Shareholders

In 2021 the Company received a payment in the amount of $106,600 for a data usage fee and reimbursement for the Company's investments in the development and production of the film Camp Hideout. This fee was paid by an entity where the majority owner is also a majority stockholder in the Company. During 2022 and 2021 $0 and $17,766 was earned from this agreement.

Name	Greyson Media Consulting
Transaction type	Other
Issue date	09/20/21
Relationship	Common Shareholders

During 2021 Camp Hideout, LLC entered into a producer fee agreement with an entity where the majority owner is also a stockholder in the Company. The amount of the payment for production fee was $20,000 and was paid in 2021. The Company also paid this entity a consulting fee in the amount of $25,000 for its service on the advisory board for Called Higher.

Name	Aroluxe Parent Co LLC
Transaction type	Other
Issue date	12/30/22
Relationship	Common Shareholders

During 2020, the Company advanced $64,184 to a related party as prepayments on credit card charges for future Company expenses. The amounts due bears no interest and is considered payable on demand. The advance was fully repaid as of December 31, 2022

Name	PZAJ Holdings LLc
Transaction type	Other
Issue date	12/31/22
Relationship	Common shareholders

On January 1, 2023, Called Higher Studios, Inc. and PZAJ Holdings, LLC entered into a three year Agreement which requires Called Higher Studios to submit projects to PZAJ Holdings, LLC on an exclusive first look basis in exchange for a monthly overhead fee and office space for the term of the Agreement plus an additional 6 months. This agreement was cancelled on July 31st 2023.

Name	Ribbow Media Group LLC
Transaction type	Other
Issue date	02/20/23
Relationship	Common Shareholders

On February 21, 2023, By Krave, LLC entered into a platform license agreement with a faith based advertising agency ("Licensor"), and was granted a perpetual, exclusive, worldwide license to implement and commercialize the assets connected to the Licensor's platform. The Licensee will receive 10% of gross revenue from new business the Licensee procures and the Licensee will receive a percentage of the net profits, as defined in the agreement. This agreement was cancelled on September 26th 2023.

Name	PZAJ Holdings LLC
Transaction type	Other
Issue date	08/20/23
Relationship	Common shareholders

During 2021, the Company began producing the feature film, "Camp Hideout". It concluded filming during 2021 and was in post-production until August 2022. On August 21, 2021, the Company entered into an acquisition agreement to sell the rights of the film to an entity of which the majority stockholders are also majority stockholders in the Company. The acquisition agreement grants the acquiring company, or Distributor, the sole and exclusive rights, under copyright and otherwise, in perpetuity, to use the feature film to generate revenue. The consideration and minimum guarantee that was paid by the Distributor was $2,050,000 and this was
recognized as revenue in August 2022 as the completed film had been delivered to the Distributor. Further, the agreement calls for a distribution of adjusted gross receipts between the Company and the Distributor. All initial distributions will be made to the Distributor until it has recovered the minimum guarantee amount plus 20% interest. From that point on, the Company
will receive 45% of all subsequent adjusted gross receipts. The feature was delivered in August 2022.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our

financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Called Higher Studios is the World's First Christian, Fan-Owned Movie Studio. We produce faith and family content in the movie, television, and new media space. Our current film, The Anne Beiler Movie, is an inspirational faith based film on the life of Anne Beiler, the founder of Auntie Anne's Pretzels. In 5 years, we would like to be established in the faith and family market as an industry leader. We intend to have multiple projects completed and released by then with multiple revenue streams to make an impact in our spheres of influence!

Milestones

Called Higher Studios, Inc. was incorporated in the State of Delaware in June 2019. Global Development Alpha, LLC, a limited liability company formed under the laws of Tennessee on May 31, 2019 is the parent company and majority shareholder of Called Higher Studios, Inc.
On February 22, 2021, Called Higher formed Camp Hideout, LLC in the state of Tennessee. This company was organized to produce and license the feature film, "Camp Hideout". It is currently a wholly-owned subsidiary of Called Higher.
On March 16, 2021, Called Higher formed By Krave, LLC in the state of Tennessee. This company was organized with two members and is a retailer of jewelry both at the retail and wholesale levels. On November 22, 2021, Called Higher entered into a purchase agreement with the other member and purchased all remaining membership units. By Krave, LLC is currently a wholly-owned subsidiary of Called Higher.
Annie Movie is a new film produced by Called Higher Studios:

- This is a Movie to celebrate faithful, Christian Women and the struggles they go through

- Large Market: Faith driven consumers spend approximately $2 trillion dollars per year

- Investment intended to be returned before filming begins: It is NOT dependent on the success of the film.

- Anne founded the World's Largest Pretzel Franchise, Auntie Anne's Pretzels: 1950 stores 27 Countries

- Our team has worked on over 50 films, some seen in theaters nationwide and on streaming platforms

- Great Opportunity: Spread the Gospel while being a part of a Faith Based Movie

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $2,115,064 compared to the year ended December 31, 2021, when the Company had revenues of $48,904. Our gross margin was 2.18% in fiscal year 2022, compared to 1.54% in 2021.

- *Assets*. As of December 31, 2022, the Company had total assets of $622,313, including $188,704 in cash. As of

December 31, 2021, the Company had $2,582,779 in total assets, including $453,205 in cash.

- *Net Loss*. The Company has had net losses of $277,513 and net losses of $514,564 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities*. The Company's liabilities totaled $37,046 for the fiscal year ended December 31, 2022 and $2,107,179 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $3,043,664 in equity.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses
Called Higher Studios, Inc. cash in hand is $257,126, as of January 2024. Over the last three months, revenues have averaged $15,078/month, cost of goods sold has averaged $4,149/month, and operational expenses have averaged $56,547/month, for an average burn rate of $45,617 per month. Our intent is to be profitable in 24-36 months.

Since the date our financials cover, we signed a licensing deal with Ribbow Media Group in February of 2023 that allowed us to manage the revenue for their company. This agreement was mutually cancelled in September 2023. Called Higher released its first feature film theatrically in 2023 and managed approximately $2.5 million dollars in P&A advertising funds for Camp Hideout.

In the next 3-6 months, we do not have a project currently that could be monetized, so our revenue will not be significant. Our t-shirt company, 316 tees, revenue avgs $4k per month with a COGS avg of $3k per month. Our operating expenses (including for deferred compensation) average is $38k per month. Based on this, revenues for the next 6 months would be approximately = $24k unless we have other, unexpected revenue and expenses for the next 6 months would be approximately= $246k.

We are currently not profitable. It is our intention to get to a stage where we can create, finance, and monetize multiple projects annually. We are also attempting to move into the faith, family and inspirational television business which would allow us to receive fees to create television episodes and require less cash outlay to produce and less risk since most television shows are paid for by the studio, streamer, or purchaser. We hope to be profitable in the next 24 to 36 months, if we can raise $1M-$2M.

We are currently in the process of evaluating investments from accredited investors outside of crowdfunding. We also could have some limited investments from current founders.

We have enough cash on hand to cover any short term burn during this offering. There is also the potential for Called Higher Studios to generate revenues that are not dependent upon creating and distributing our own feature film(s); examples of these types of revenues would be utilizing our platform and community to advertise another studio's film project(s), selling company owned or branded merchandise, producing or consulting on films for a fee, or growing business line extensions that fit well with our customer profile and would be advantageous for Called Higher Studios, Inc.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jason Brown, certify that:

(1) the financial statements of Called Higher Studios, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Called Higher Studios, Inc. included in this Form reflects accurately the information reported on the tax return for Called Higher Studios, Inc. filed for the most recently completed fiscal year.

Jason Brown
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

  i. in connection with the purchase or sale of any security?
  ☐ Yes ☑ No

  ii. involving the making of any false filing with the Commission?
  ☐ Yes ☑ No

  iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
  ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

  i. in connection with the purchase or sale of any security?
  ☐ Yes ☑ No

  ii. involving the making of any false filing with the Commission?
  ☐ Yes ☑ No

  iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
  ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

  i. at the time of the filing of this offering statement bars the person from:

    A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

    B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

    C. engaging in savings association or credit union activities? ☐ Yes ☑ No

  ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

  ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

  iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

  i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)

(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.calledhigherstudios.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Annie Movie Revenue Participation Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Jason Brown

Appendix E: Supporting Documents

ttw_communications_143989_230006.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Annie Movie Revenue Participation Agreement

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Jason Brown

  Appendix E: Supporting Documents

    ttw_communications_143989_230006.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Called Higher Studios, Inc.

By

Jason Brown
_____

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Jason Brown
_____

Founder & CEO

1/23/2024

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.